QuickLinks -- Click here to rapidly navigate through this document

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2006

P R O S P E C T U S    S U P P L E M E NT
(To Prospectus Dated August 3, 2006)

        $

$             % Notes due 2016

$                                 % Debentures due 2036

        The notes will bear interest at a rate of            % per year and the debentures will bear interest at a rate of    % per year. Interest on the notes and debentures is payable semi-annually on            and            of each year, beginning on            , 2007. The notes will mature on             , 2016 and the debentures will mature on            , 2036. We may redeem the notes and the debentures, in whole or in part, at any time. The redemption prices are discussed under the caption "Description of the Notes and Debentures—Optional Redemption."

        The notes and debentures will be senior obligations of our company and will rank equally with all of our other unsecured indebtedness.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or the debentures or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total Notes	Per Debenture	Total Debentures
Public Offering Price	%	$	%	$
Underwriting Discount	%	$	%	$
Proceeds to Caterpillar Inc. (before expenses)%		$	%	$

        Interest on the notes and debentures will accrue from            , 2006.

Neither the notes nor the debentures will be listed on any securities exchange. Currently, there is no public market for the notes or the debentures.

        We expect that delivery of the notes and the debentures will be made to the respective purchasers through the book-entry delivery system of The Depository Trust Company on or about            , 2006.

Joint Book-Running Managers

Citigroup	ABN AMRO Incorporated	Barclays Capital

Co-Managers

Banc of America Securities LLC	JPMorgan	SOCIETE GENERALE

Junior Co-Managers

ANZ Securities, Inc.	Commerzbank Corporate & Markets	Lloyds TSB
Mitsubishi UFJ Securities	RBC Capital Markets	TD Securities

                        , 2006

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information or representations. We are only making an offer with respect to these notes and debentures. We are not making an offer of these notes and debentures in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents, regardless of the time of delivery of this prospectus supplement or any sales of the notes and debentures. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, "we," "us," and "our" refer to Caterpillar Inc. and its subsidiaries.

        Some statements contained in this document or incorporated by reference into this document are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to us and the markets we serve. Please see our filings with the Securities and Exchange Commission for additional discussion of these uncertainties and factors. We disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future results or otherwise.

CATERPILLAR INC.

        Caterpillar, through its employees and dealers, designs, manufactures, markets, finances and provides support for Caterpillar machines and engines. We believe our products help make progress possible around the world. More information about Caterpillar is available on our website at http://www.CAT.com. Information on our website is not incorporated by reference into this prospectus supplement and the accompanying prospectus.

DESCRIPTION OF THE NOTES
AND DEBENTURES

        The notes will be initially limited to $                              aggregate principal amount. The debentures will be initially limited to $                       aggregate principal amount. The notes and debentures will be issued in denominations of $1,000 and integral multiples of $1,000. Each note and debenture will bear interest at the rate per annum stated on the cover page of this prospectus supplement. Interest on the notes and debentures will be payable semi-annually on            and            of each year, beginning on    , 2007. Interest payable on the notes and debentures will be paid to the respective holders of record on the            and            , respectively, immediately preceding the interest payment date. The notes will mature on            , 2016 and the debentures will mature on    , 2036.

        If an interest payment date or maturity date is not a Business Day, we will pay interest or principal on the next Business Day. However, interest on the payments will not accrue for the period from the original payment date to the date we make the payments. We will calculate the interest based on a 360-day year consisting of twelve 30-day months.

        We may, from time to time, without notice to or the consent of the holders or the beneficial owners of the notes or debentures, issue additional notes or debentures having the same terms as the notes or debentures, as the case may be, in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the notes or debentures and initial interest payment date of the notes or debentures) so that such further notes or debentures may be consolidated and form a single series with the notes or debentures, as the case may be, being offered by this prospectus supplement and accompanying prospectus.

        For additional important information on the notes and debentures, see "Description of Debt Securities" in the accompanying prospectus. That information includes:

•
additional information on the terms of the notes and debentures;

•
general information on the indenture and the trustee;

•
a description of certain restrictive covenants contained in the indenture; and

•
a description of events of default under the indenture.

        Pursuant to the Trust Indenture Act of 1939, as amended, if a default occurred on the notes or debentures, Citibank, N.A. would be required to resign as trustee within 90 days of default unless the default were cured, duly waived or otherwise eliminated.

Optional Redemption

        The notes and debentures may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of

•
100% of the principal amount of the notes or debentures to be redeemed, or

•
the sum of the present values of the remaining scheduled payments of principal and interest on the notes or debentures to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus    basis points for the notes and    basis points for the debentures,

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

        "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

        "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes or debentures to be redeemed, as the case may be, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes or debentures.

        "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means any of Citigroup Global Markets Inc., ABN AMRO Incorporated or Barclays Capital Inc. and its successors, as appointed by us, or, if it is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

        "Reference Treasury Dealer" means (1) any of Citigroup Global Markets Inc., ABN AMRO Incorporated or Barclays Capital Inc. and its successors, as appointed by us, provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

        Holders of notes or debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes or debentures, as the case may be, are to be redeemed, the trustee will select the particular notes or debentures or portions thereof for redemption from the outstanding notes or debentures, as the case may be, not previously called, pro rata or by lot, or in such other manner as we shall direct.

USE OF PROCEEDS

        The net proceeds to be received by Caterpillar from the sale of the notes and debentures, estimated at $                      after deducting underwriting discounts and commissions and estimated offering expenses, will be used for general corporate purposes, including acquisitions, repurchases of common stock, additions to working capital and capital expenditures.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Ratio of Earnings to Fixed Charges
Six Months Ended June 30, 2006
	Year Ended December 31,
	2005	2004	2003	2002	2001
5.0	4.5	4.2	2.9	2.3	2.1

        These ratios include Caterpillar and its consolidated subsidiaries. Earnings are determined by adding pretax income from continuing operations before adjustments for minority interest and equity investments' profit, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

UNDERWRITING

        Citigroup Global Markets Inc., ABN AMRO Incorporated and Barclays Capital Inc. are acting as joint bookrunning managers of the offering and are acting as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes and debentures set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes	Principal Amount of Debentures
Citigroup Global Markets Inc.	$	$
ABN AMRO Incorporated
Barclays Capital Inc.
Banc of America Securities LLC
J.P. Morgan Securities Inc.
SG Americas Securities, LLC
ANZ Securities, Inc.
Commerzbank Capital Markets Corp.
Lloyds TSB Bank plc
Mitsubishi UFJ Securities International plc
RBC Capital Markets Corporation
TD Securities (USA) LLC

Total	$	$

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes and debentures included in this offering are subject to specified conditions. The underwriters are obligated to purchase all the notes or debentures if they purchase any of the notes or debentures, as applicable.

        The underwriters propose initially to offer all or part of the notes and debentures directly to the public at the respective offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession, in the case of the notes, not in excess of    % of the principal amount of the notes and, in the case of the debentures, not in excess of    % of the principal amount of the debentures. Any underwriter may allow, and those dealers may reallow, a concession, in the case of the notes, not in excess of    % of the principal amount of the notes and, in the case of the debentures, not in excess of    % of the principal amount of the debentures. After the initial public offering, the representatives may change the public offering price and concessions.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of notes or debentures to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes and debentures which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes or debentures to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than euro 43,000,000 and (iii) an annual net turnover of more than euro 50,000,000, as shown in its last annual or consolidated accounts;

•
to investors with the minimum total consideration per investor of euro 50,000; or

•
in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes or debentures to the public" in relation to any notes or debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes or debentures, as the case may be, to be offered so as to enable an investor to decide to purchase or subscribe the notes or debentures, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

•
(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes or debentures other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes or debentures would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act (the "FSMA") by the issuer;

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes or debentures in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes or debentures in, from or otherwise involving the United Kingdom.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes and debentures, as applicable).

Paid by Caterpillar
Per note		%
Per debenture		%

        In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes and debentures in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes or debentures in excess of the principal amount of notes or debentures, as applicable, to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes or debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes or debentures made for the purpose of preventing or retarding a decline in the market price of the notes or debentures, as applicable, while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes or debentures originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes or debentures. They may also cause the price of the notes or debentures to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the market price of the security to be higher than it might be in the absence of such purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the notes or debentures. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        We do not intend to apply for listing of the notes or debentures on a national securities exchange. The underwriters intend to make a market in the notes and debentures in the secondary trading market. The underwriters are not obligated to make a market in the notes or debentures and market making may be discontinued at any time by the underwriters. The liquidity or trading markets for the notes or debentures cannot be assured.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $308,750.

        Some of the underwriters and their affiliates engage in transactions with, and perform services for, us in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking and advisory transactions with us for which they have received or we expect they will receive customary fees and expenses.

        Citibank, N.A., an affiliate of one of the underwriters participating in this offering, serves as trustee under the indenture. Citibank, N.A. is also a dealer under our commercial paper program and may receive proceeds from this offering as a result of its ownership of some of our commercial paper.

        To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes or debentures in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. In addition, the underwriters have advised us that certain of the underwriters will make the notes and debentures available for distribution on the Internet through a proprietary Internet website and/or a third-party system operated by Market Axess Holdings Inc., an Internet-based communications technology provider. Market Axess is providing a system as a conduit for communications between the underwriters who use Market Axess and their respective customers and is not a party to this offering.

        Market Axess, a registered broker-dealer, will receive compensation from the underwriters who use Market Axess based on transactions they conduct through the system. The underwriters who use Market Axess will make the notes and debentures available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

VALIDITY OF THE NOTES
AND DEBENTURES

        The validity of the notes and debentures will be passed upon for us by Bryon Koepke, Esq., internal Securities Counsel, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) of Caterpillar incorporated in the prospectus accompanying this prospectus supplement by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

$

$             % Notes due 2016

$                                 % Debentures due 2036

P R O S P E C T U S    S U P P L E M E N T
                        , 2006

Joint Book-Running Managers

Citigroup

ABN AMRO Incorporated

Barclays Capital

Co-Managers

Banc of America Securities LLC

JPMorgan

SOCIETE GENERALE

Junior Co-Managers

ANZ Securities, Inc.

Commerzbank Corporate & Markets

Lloyds TSB

Mitsubishi UFJ Securities

RBC Capital Markets

TD Securities

QuickLinks

TABLE OF CONTENTS
UNDERWRITING